1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2003

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

                                                                                               EXHIBITS

Exhibit Number
1.1	Announcement of 2002 Annual Results of China Unicom Limited (the “Company”), dated April 1, 2003.
1.2	Press release by the Company regarding 2002 annual results, dated April 2, 2003.
1.3	Notice of Annual General Meeting of Shareholders of the Company which will be held on May 12, 2003, dated April 1, 2003.

FORWARD-LOOKING STATEMENTS

The announcement and the press release, dated as of April 1 and April 2, 2003, respectively, of the Company, constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the Company’s operating strategy and future plans; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the execution of its CDMA related strategy; the Company’s ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: April 3, 2003	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director